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                                                 Filed by First Data Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                   Commission File No: 001-31527
                                              Subject Company: Concord EFS, Inc.

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data Corporation and Concord EFS, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation and Concord EFS, Inc. in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation's 2002 annual meeting of stockholders. Information about the directors and executive officers of Concord EFS, Inc. and their ownership of Concord EFS, Inc. stock is set forth in the proxy statement for Concord EFS, Inc.'s 2002 annual meeting of stockholders. Bond Isaacson, who became Co-Chief Executive Officer of Concord in 2002, holds approximately 400,000 Concord stock options. Employment and compensation agreements of certain potential participants, including change of control arrangements, are filed as exhibits to the Concord Form 10-K filed March 27, 2003. Executive officers of Concord may participate in a retention bonus program that would pay bonuses in connection with the merger. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when its becomes available.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF FIRST DATA CORPORATION HELD ON THURSDAY, APRIL 10, 2003:

Operator: Good morning. All participants will be able to listen only until the question-and-answer session of the conference. Today's conference is being recorded. If anyone has any objections, you may disconnect at this time. I would like to introduce your conference speaker, Mr. [David Banks], Senior VP of Investor Relations. Mr. Banks, you may begin.

[David Banks]: Good morning and welcome. Thank you for joining us today for our First Quarter Earnings Announcement. With me today are Charlie Fote, Chairman and Chief Executive Officer, and Kim Patmore, Chief Financial Officer. Today's call is being recorded. Our press release is available on our website, at FIRSTDATA.COM. I want to remind you that our comments today contain forward-looking statements. I ask that you refer to the cautionary information in our 2002 10K filing.

     During this call, we will discuss some items that do not conform to generally accepted accounting principles, in talking about our company's performance. We have provided reconciliations of those measures to GAAP measures in the schedules attached to our Earnings Release, and on our website in the Invest Section, under the Financials heading. All statements made by First Data officers on this call are the property of First Data, and subject to copyright protection.

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     Recording replay or distribution of any transcription of this call is prohibited without the express written consent of First Data. This communication is not a solicitation of a proxy from any security holder of First Data Corporation or [Concord EFS]. First Data and Concord will be filing with the SEC a joint proxy statement prospectus to be mailed to security holders and other relevant documents, concerning the planned merger of Concord with a subsidiary of First Data.

     We urge investors to read the joint proxy statement prospectus and any other relevant documents which will be filed with the SEC, as they will contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, WWW.SEC.GOV. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations, 6200 South Quebec Street, Suite 340, Greenwood Village, Colorado, 80111.

     Documents filed with the SEC by Concord will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, Tennessee, 38133. First Data and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of First Data, in connection with the merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data's 2003 Annual Meeting of Stockholders.

     I hope by now you've seen our earnings release and financials. Charlie will provide some highlights of the quarter. Kim will add some detail about the financials. Then we'll open it up for your questions. Before I turn it over to Charlie, just a couple of housekeeping items. First, as you know, we have rescheduled our payment day, originally scheduled for March 20th, due to the blizzard in Denver, which kept a number of us from getting to New York. We will now hold that event on May 8th.

     For those of you who are interested, we still intend to conduct tours of a number of Western Union agents in Manhattan. We'll send out registration materials as soon as possible. We will hold our International Investor Day at the Landmark Hotel in London, on June 12th. Finally, we have set July 17th as the date for our second quarter Earnings. We've moved this date out just a bit from our normal schedule, due to calendar issues, and also to give us just a bit more time to update you on the progress of the Concord transaction.

     If you have questions about any of our upcoming activities, please call our investor hotline at 303.967.6756. I'll now turn it over to Charlie.

Charles Fote: Thanks, David. Good morning, everyone. Before I get to the results for the quarter, let me just address a couple of items regarding the Concord announcement of last week. First thing, I'm extremely excited about the great strategic combination that I think will lead to tremendous value creation for shareholders. It will also create the premier electronic transaction company from a point-of-sale capture for all types of electronics transactions. We expect this transaction to take some time to complete, but we remain very confident we will gain both regulatory and shareholder approval so we can begin making the combination work in the marketplace.

     The new combination will benefit all constituents in the payment system, while serving an increasingly diverse customer base. Now, to the numbers. We're pleased to update you with details of another pretty strong quarter. The situation in many parts of the world has been very difficult in the last 90 days for all of us. Our thoughts and prayers are with all of those involved in the conflict, and their families. We at First Data are particularly proud of all of them. I'm also proud of the results produced by our employees, our partners and our agents around the world.

     We made special efforts to meet frequently with you in this quarter, and we've enjoyed it, in spite of all the weather-related difficulties David mentioned. I know that providing this

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     kind of time commitment is difficult for many of you in these turbulent economic and political times. I hope you appreciate the additional details of frequent public disclosures and the face time. We at First Data consider it part of our operating philosophy to go the extra mile when it comes to investor relations.

     Now, to the quarter. Revenues were very strong, growing to $2 billion; up 15%. Of this revenue growth, all but 3% was organic. Without the three significant acquisitions we made last year, PayPoint, PayMap and E-Commerce Group, our revenue growth would've been 12%. That's at the top end of the organic growth rate that we said we expected for the entire year. As we've emphasized in the past, revenues from these and other acquisitions become increasingly organic, the longer they are part of the company.

     TeleCash closed at the end of March this year was the only acquisition completed in this quarter. The total we generated was $293 million in Net Income for the quarter, and $0.39 per share. Cash Flow From Operations and Free Cash Flow we generated during the quarter continued to reflect the high quality of these earnings. Overall Operating Margins remained strong, at 21%. Let me now dip into the businesses. Payment Services driven by Western Union delivered an outstanding quarter.

     Revenues in this segment grew to $853 million. This represents a 19% growth for first quarter 2002. Segment profits increased 22%, compared with 2002, to $281 million. Operating Margins improved to 33%, from 32% a year ago. Western Union delivered these strong first quarter results by focusing on their strategies. They are, (1) expanding and diversifying distribution; (2), building the Western Union Brand; (3) expanding Western Union products and channels around the world. In addition, Western Union Money Transfer revenues, which represented about 80% of the payment segment revenues, increased by 22% during the quarter, and by 18.3% even after adjusting for the very strong Euro. Western Union had strong performance in all key areas for first quarter.

     Consumer-to-consumer transactions, which account for nearly 80% of Western Union's money transfer revenues, grew 23%. Consumer-to-Business transactions grew 11%. Prepaid service transactions grew 43%. Western Union expanded its distribution network in the first quarter by adding 8,000 new locations since we closed the year. Western Union now has more than 159,000 worldwide locations, representing a 28% increase, compared with first quarter of 2002. In March, Western Union completed the rollout of the Australia Post, adding 3,000 locations.

     We continued the rollout of American Express, that will add nearly 200 locations in 23 countries. In China and India, we continued to add locations, ending the quarter with more than 17,000 locations in these two countries, alone. In the US, Western Union signed Renewal and Extension Agreements with [DeiLaize America] and Kroger--two of the largest grocers in the US. These signings will add nearly 1,500 new locations to the existing 2,500 locations at these chains.

     Western Union continues to have long-term agreements in the supermarket industry, with seven of the top ten retailers. Also in the United States, we added nearly 1,500 locations to the network of Circle K. Between the new locations we put into operation and the known additions, we further bolstered our US agent base. We're continuing to position it for domestic and US-outbound activities. With these new signings and other signings our backlog continues to be north of 20,000 locations, we remain very confident that we'll end 2003 north of 180,000 locations around the world; up 20% from Year-End 2002.

     We continue to invest in the Western Union brand and promote our services. This effort, in combination with our significant distribution footprint, helps deliver outstanding consumer-to-consumer transaction growth. The outstanding growth was driven primarily by our international and Mexicon [business]. Western Union International Money Transfers were up 28%, with revenue growth of 27%. Note that there is little discrepancy in these two growth rates after you adjust for the Euro.

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     You've seen a difference over time, and that difference continues.
     Western Union has positive transaction and revenue growth in 49 of its top 50 countries, and we experienced first quarter transaction growth of more than 70% in India and more than 300% in China. Our expanded product offerings, coupled with our strong brand, continued to drive strong performance in Mexico. During Q1, transaction growth in Mexico was north of 30%, and revenue grew in the mid-teens.

     We continue to expand our product offerings in the Consumer-to-Business and prepaid services markets. As we mentioned a number of times in the past, transaction growth rates of Consumer-to-Business markets are coming down somewhat. Our Consumer-to-Business transactions grew 11% during the quarter. Growth rates for our Consumer bill payment product were impacted by consumer-delinquency rates, related to items such as mortgages, auto payments and telecom payments. Auto finance delinquencies reached a 7-year low in the fourth quarter, according to the American Bankers Association.

     We processed more than 46 million consumer bills, for thousands of commercial clients in the quarter. Our expanded Consumer-to-Business product portfolio makes it easier for our customers to make payments through channels such as the Internet, the phone, via voice-response units, and at agent locations. In 2002, our consumer bill-payment services generated more than $500 million in revenue. The product mix has been shifting to benefit from the acquisitions we made in this space last year.

     The Consumer-to-Business market is a great business for us, today. It represents a growing opportunity for us. In fact, we are looking at even more acquisitions in the bill-payment space, both domestically and internationally. Our pre-paid services transactions growth in Q1 was up 43%. This business is largely driven by ValueLink, our pre-paid Stored Value card business, that's offered at more than 70,000 locations. So far this year, we have had key signings with Red Robin Restaurant, Eddie Bauer, and an extension to our agreement with Wal-Mart. We will continue investing here and selling into our First Data merchant services base.

     During the quarter, we finalized a Compliance Agreement with the US Treasury Department's Financial Crimes Enforcement Network, known as FinCen. As far as FinCen was concerned, this agreement resolved the compliance matter from a national perspective with Western Union. Summing it up, a very strong quarter for the segment, given the size of the global remittance market, the business strategies we have developed, and the team we have in place, worldwide.

     Payment Services, along with Western Union, is positioned for a successful 2003. Now lets take a look at card-issuing, also known as the outsourcing business. The underlying trends we're still take advantage of, and the multi-year system redesign will help our customers increase their revenue-per-account by providing new features and functionality. In the quarter, revenues continued the upward momentum from Q4 by growing 16%, to $524 million. Operating profits, however, were down 10% during the quarter, and margins were at 14%.

     Several factors affected disparity between revenue growth and the decline of profit margins. Let me track them down one at a time. Much of the quarterly revenue growth came from expense pass-throughs, primarily postage. Part of the increase in these pass-throughs is due to the postal increase that took place in June 2002. Part is due to the increased business in the print, mail and plastics area. Remember, the postage portion of the print mail revenue is zero margin.

     Secondly, we have seen declining volume from our sub-prime clients. Customers that focus primarily on the sub-prime market make up about 7% of our card-issuing services revenue, and the growth continues to deteriorate. Third, as we discussed last quarter, we are now depreciating the investment that we made in the redesign of the North American card system. We anticipate that this will have a negative effect on margins for a very short term.

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     As conversions come out, those margins will improve. Card accounts on file are now at $324 million; up from $317 million at the end of Q1 last year. About $7.5 million Spiegel accounts will be removed as it's paid off. We now expect to have 340 million accounts on file by the end of 2004. Here's the breakdown. Today, about 57% of our accounts--about 186 million--are bank card credit. About 58 million are bank card debit, and 80 million are retail or private label.

     We've begun converting our pipeline of nearly 90 million this year--90 million accounts are in the backlog. We have said that these are primarily retail accounts. We'll see a shift in our card-type mix, with the growth coming from retail, and the private-label markets. The pipeline grew during the quarter primarily due to adding some additional GE accounts to the backlog.

     Today, our business consists of our card processing, print/mail and plastic areas, where revenues are recurring, and are very highly predictable revenues. As we emphasized at our March 4th Investor Day, we are expanding our outsourcing opportunities outside of the card-processing business while leveraging and maximizing our system capacity. Let's track the merchants. For Q1, revenues grew 12%, to $697 million. Profits were up 8%, to $154 million.

     Previously disclosed in the 10K, this quarter includes the application of recently-issued financial accounting standards board interpretation, number 45. Under FIN 45, we are required to defer revenue in the amount of the fair value of check guarantees until the settlement or expiration of the check guarantee, where transactions occurred, occurring after December 31, 2002. You can tell this is the important part of the picture. This negatively impacted profits by 3-4%. It is an initial adjustment that has no impact on long-term profitability of cash flows of the merchant segment.

     Merchant segment profit growth would have been 11.3% for the quarter without the impact of the accounting change. For the quarter, transaction and processing revenues which constitute about 70% of the total segment revenues, grew 14%. Transactions were up 23%, and excluding the impact of the PayPoint acquisition, transactions were up 15%. About 8% of the transactions were directly related to PayPoint.

     During the quarter, we continued to execute on our growth strategy. First, we continued to grow with our alliance partners and expand the merchant experience, and sign new merchant customers. Secondly, we continued to capitalize on our investments in new and strategic rural markets and vertical markets, by making investments to gain a leadership position in our fair share of new markets. Third, we continued our active emphasis on our international business.

     During the quarter, we announced our long-term alliance agreement with HBOS PLC, our bank partner in Scotland. This agreement, originally signed in late 2002, solidified our presence in the UK and Europe. HBOS has a strong portfolio of clients, and there is substantial potential to build on these existing relationships, and cultivate new opportunities. First Data's ongoing investment and functionality and knowledge of the merchant-acquiring business enables [inaudible] to offer even more competitive products to its customers.

     In March, we signed a long-term agreement with Scotia Bank to provide credit card processing services in 19 countries across the Caribbean and Central America. Our ability to provide Scotia Bank with operational efficiency and technologies in multi-currency conversion capabilities were key to the bank's decision to consolidate all of their credit card processing with First Data.

     Our acquisition of TeleCash Kommunikations, an investment-payment network operator, expands our commitment to meet the payment processing needs of banks and merchants across Europe. TeleCash is well managed and excels in technological solutions to bring value and substantial opportunity to all of our customers. Finally, one comment about the effect of the war on the merchant business. We've been tracking key

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     statistics, daily. Although we've seen some variations from day to day in specific industry verticals, we have not seen any material financial impact, either plus or minus, to our business.

     Overall, the key metrics to the merchant business remain strong. We have not seen a significant change in our overall pricing compression or average ticket. Secondly, the diversification of our portfolio insulates us from a single industry impeding our ability to grow or cause significant loss. Thirdly, our industry diversification also provides us tremendous opportunity to grow across multiple segments, and to respond to an ever-changing marketplace. Before I turn it over to Kim, just let me re-emphasize one thing. I remain very, very comfortable with the guidance for the year. Kim.

Kim Patmore: Thanks, Charlie. I'll fill you in on a few key items, including capital expenditures, buy-back, and our debt ratings. To re-emphasize what Charlie said, cash flow from operations and free cash flow we generated during the quarter continue to reflect the high quality of our First Data earnings. You'll see the details on that in the Form 10Q.

     As we told you in the past, we continue to have three primary priorities for the use of this cash. One, for normal working capital needs, and to reinvest in the business. Two, to make strategic acquisitions that fit with our core competencies. Three, for capital restructure needs, such as debt reduction and stock buy-back. One of the components you'll need to compute our free cash flow is capital expenditures. Our capital expenditures were approximately $138 million for Q1.

     We are still anticipating full-year Capex spending of between $400 and 500 million. Consistent with our cash use priority, we spent $108 million for acquisitions during Q1. Prior to commencing our discussions with Concord, we were active in our stock buy-backs for the quarter, purchasing 3.2 million shares, at an average price of $33.21 per share, for a total of $107 million. We have $355 million remaining under our current authorization, for additional buy-backs. We buy back stock on the open market and don't use any equity-derivative contracts in connection with our stock repurchases. We expect to continue repurchasing our stock under the stock repurchase program when the economics justify the use of cash, and when allowable under applicable regulations.

     Our debt balances remain flat with the end of 2002, at $3.1 billion. We continue to maintain our strong debt ratings. Those ratings stand at A1 for Moody, A+ for Standard & Poor, and F1 for Fitch. Our operating philosophy is to maintain a strong investment growth rating, because it's particularly important to our bank partners, agents and customers on a worldwide basis. Additionally, following our Concord announcement, these agencies confirmed their rating for First Data. David?

[D Banks]: Thank you, Kim. I'm now going to go to questions. We realize many of you may have questions about the Concord transaction. We'll answer the ones we can. Please note that at this time, there is nothing new to discuss. Operator, let's go to q-and-a.

Operator: Thank you, sir. At this time, if you would like to ask a question, please press *1. You will be announced prior to asking your question. To withdraw your question, press *2. Again, if you would like to ask a question, press *1. Our first question comes from Greg Gould with Goldman Sachs. You may ask your question.

Gregory Gould, CFA: Thanks. Charlie, we were just keeping tabs on the numbers of "very's" and the very, very comfortable. Does that mean the upper end of the range?

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C Fote: Very comfortable.

G Gould: Seriously, on payment services.

C Fote: I'm very comfortable with the range we put out there.

G Gould: Payment services. In the past, you talked about I think it was 49 of the top 50 quarters were growing in transactions and I think revenue. Is that still the case?

C Fote: Yes, it is.

G Gould: Okay. On the maturation of agents? Are they still trending in line with historical data?

C Fote: We're still looking for 300-500 thousand, Greg. We haven't come off that number.

G Gould: I'm sorry; I meant for agents that were signed internationally over the last couple years. Are they rising toward the maturation?

C Fote: Their spin up rates are still three to five years. When we're done signing agents, whenever that is, you've still got a three to five year growth of those agents. So we're looking at a very long time, here.

G Gould: Last question. What's your market share in private label retail now with the signings of Citibank, GE?

C Fote: I don't have any idea.

G Gould: Thanks.

Operator: Our next question comes from James Kissane with Bear Sterns. You may ask your question.

James F. Kissane: Thanks and Great job, guys. The margins in Western Union or the Payment Services business are somewhat better than I was thinking. I thought they'd go back to a more seasonal pattern. Kind of low in the first quarter and ramping up in the fourth quarter. It was reversed last year. Could you comment on what was going on, there?

C Fote: Yes, Jim, I'll tell you. We tightened the belt on expenses in every line item we could. In every segment we have. [not knowing] what was going to go on in the first quarter around the world. We really tightened the belt.

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J Kissane: Gotcha. So it was like last year, with marketing expenses a little bit lower in the first quarter?

C Fote: Yes. They were a little lighter than they were the last year, but in total, the hard dollars don't forget the whole business only grew like 8%. Right?

J Kissane: Right.

C Fote: You've got to keep up with the hard dollar expense. We just tightened up all over. We got the belt tighter in the middle this first quarter. The way we're off to it--the way we got off of the block here--that will probably continue for a while.

J Kissane: The agent location growth accelerated. Even if you adjust for the Australia Post, it was still up like 26%. Is this just a scheduling issue, or is this a practice step up--to ramp up these agents sooner rather than later?

C Fote: We have six Sigma initiatives around the company. I don't want to get too carried away with those. But we have a lot of black belts and green belts and whatever kind of belts we have in the organization but we did about last year, third quarter we said the future revenues hanging out there. How could we accelerate the conversion of agents? We keep getting better at getting agents on after they're signed. That's why you're seeing the additional growth coming on at a quicker pace.

J Kissane: Okay, if I could get one last one. It looks like the Consumer-to-Business decelerated somewhat from last year. Anything going on there?

C Fote: Just that delinquencies are as low as they've been in seven years.
     Now when you talk about Consumer-to-Business payments, you walk into an agent to do a payment on-line with cash on the counter. That's utility bill-paying products. You can do it with a check that replaces a Quick-Collect product. Those were a couple of companies we bought last year. Or you can do it with Quick-Collect. So overall, the total payments are up. It's a mix-and-match in the revenue-per-item. And Consumer-to-Business payments that we classify in this bucket are down, because delinquencies are down.

J Kissane: Excellent. Great job.

C Fote: Thanks.

Operator: Our next question comes from David Togut from Morgan Stanley. You may ask your question.

David Togut: Thanks, Charlie. You saw some nice acceleration in Western Union
     International revenue and transaction growth for the quarter. Can you give us a sense of what geographies accounted for that? Are China and India now starting to become material?

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C Fote: China and India are not starting to become material, yet--to the last part of your question. The earlier part of your question--all over the globe, we saw an increase. The only exception was Venezuela. It was on its back for two months of the first quarter. February and March for the most part it's back up in gear again. January, Venezuela was normal. February and March, it was down. That's the 50th of the 49 out of 50. That's the one that showed a decline.

D Togut: Okay. Just a quick follow-up, Charlie, on the card-issuer business.
     Now that you've been running that, I guess for a month or two. Can you give us some impressions?

C Fote: Yes. Let me. Domestic grew last quarter about 6%, overall. Our investments in the international markets--China and Japan--we have Pam Patsley over in Europe, now. Those were negative to the business. Overall, when you see growth of 16 and you see negative profits, you say, "How's it really look, Charlie?" It's got its plusses and minuses. We're zeroing in on the different variables very deeply. We're very focused on them one at a time.

D Togut: Okay. Thanks a lot.

C Fote: You're welcome, David.

Operator: Our next question comes from Bryan Keane with Prudential Securities.
     You may ask your question.

Bryan C Keane: Good morning. I guess the first question is the gap between international revenue and transaction growth is really closed. It looks like transaction growth is 28% and revenue growth is 27%. Does that mean pricing is firmed up there? What's accounting for that?

C Fote: You've got the Euro in there. You've got the currency that probably accounts for 6 or 7% of that, Bryan. So it's pretty consistent on where it's been maybe a little better. But it's been pretty consistent where it's been on transaction growth versus revenue growth. That's a good sign. I don't want you to misread anything into those numbers.

B Keane: Okay. Just switching over to the merchant side. Merchant processing transactions up 15%. That's probably the highest in the group. Are you taking share, there? Or is that just the growing movement of electronic transactions continuing to accelerate? Or both?

C Fote: You're probably where we've been. It's a secular trend--Ric Duques' secular trend--from last year that continues to go on. If you look at our average face, our credit card off-line debit average face is, about where it's been. If you throw PayPoint in, or the debit transactions, the average face is coming down a little bit--the online transactions which tells you that consumer issues in the card are more. I think that's helping with that 15% growth.

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B Keane: Thanks. In the marketplace, there's been a lot of speculation about the continued move to online debit card transactions. If we see a move from offline, would that benefit First Data overall in the model? I know it might be a little lighter on the revenue on the point of sale, but now you could pass that through your network. How do you think about that?

C Fote: Don't assume we make less money from the profit cash flow point standpoint online versus offline.

B Keane: On profits; but on revenue, it's probably got to be lighter.

C Fote: It depends which category of merchants you're talking about. Some are large merchant business. You have to remember that 70% of our business is merchant business; 70% of our revenue is transaction-based. With some of our large merchants, the discount rate is nothing more than a fee added onto the interchange. So don't make that assumption in our gross fee. We can take that offline, if you like. But watch where you go with that, building your model.

B Keane: Just a final question. You mentioned about the bill-payment space.
     Maybe there'll be some attractive acquisitions there, both domestically and internationally. Is that kind of like you buy a small company and build it up? Or are you looking to jump into that space with maybe something larger? What's your thought process there?

C Fote: In the US, you get large geographical coverage. If you take a national phone company. We'd take payments all around the globe, and apply them to a national phone company. When you go to countries around the world, you do that on a smaller scale. For the acquisition size, the hard dollar size of the companies are smaller when you go overseas but for sure they are as attractive as they are over here.

B Keane: All right. Terrific quarter.

C Fote: Thanks a lot.

Operator: Our next question comes from Greg Gieber from A G Edwards. You may ask your question.

Gregory E Gieber: Good morning. Excellent results, guys. A couple of questions first, for Kim. I wonder if you could give me the overall aggregate currency had on the quarter. Then also as you get closer to the cash flow numbers, the D&A for the quarter.

K Patmore: As Charlie mentioned in the call, we really are at 18%, for an overall money transfer revenue growth rate. That was at 18.3%. If you look at all of last year and you did your full for the 2002, it was 18%, as well. That gives you a kind of a top side. Then we talked about the international piece. On the international piece, it was really just that 7-8% that we've been running. We've seen that all along. That's where we are, right now. The

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     depreciation that was in the schedules--I don't know if you saw the attached schedules and the total depreciation was $143.4 million.

G Gieber: Okay.

K Patmore: Then you have the Capex at $138 million.

G Gieber: In terms of your share buy-back. Does the Concord transaction put a freeze on anything or limit you in any way?

K Patmore: You know what? Right now, we're working with the lawyers on that, in terms of what we can do during this ensuing period between now and the time we close. We're working through that right now.

G Gieber: Okay. A question for Charlie, to give me some help on my modeling.
     If I look at card services, what is the difference in revenue per card on a retail card, versus a bank card? You get a $1 revenue on a bank card. How many cents do you get on a retail card, in terms of revenue?

C Fote: About a third. If you have a third in there you'd be okay.

G Gieber. Thank you very much.

C Fote: You're welcome.

Operator: Our next question comes from Pat Burton from Smith Barney.
     You may ask your question.

Patrick M Burton, CFA: Hi. Congratulations on the quarter as well. My question also deals with the card-issuer business, Charlie. Two questions. How's the outsourcing side of that looking in terms of new potential contract wins, now that you've been running the unit? What is a sustainable growth rate for this year, given the 16% number you posted this quarter? Thanks.

C Fote: We do some lapping on the postage come the middle of the year. So I'm not going to give you hard growth numbers. As far as prospects and deals that we're talking through, we don't announce deals until they're signed. That's been our operating philosophy here as a company, so just let me tell you that there's a lot of sales activity going on, and there are some past the 50-yard line. Those would be non-card. You know those are non-card deals. Okay?

P Burney: Non-card deals. Okay; thank you.


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C Fote: You're welcome.

Operator: Our next question comes from Dris Upitis of CS First Boston. Ask your question.

Dris Upitis: Hi. It's Dris. Congratulations on a nice quarter, guys. You gave the internal growth numbers in revenue for the company, overall. Could you give those for both the payment and merchant segment, the revenue growth internally?

K Patmore: The way we look at that is that they're really intertwined. So what we try to give it to you on a topside basis from First Data. You look at the three big ones--PayPoint, PayMap and ECommerce Group. That's really about the 3%. We've said before that their average revenues were fairly comparable--about $80 million. When we bought them, about $80 million for PayPoint and about $35-40 million each for ECommerce Group and PayMap. That kind of gives you an idea of where we started from.

D Banks: That's for full year of 2001.

K Patmore: Right.

D Upitis: Okay. Then on the merchant side of the business. You talked a little bit about the gap between the transaction growth and the revenue growth. That seems like a pretty dramatic shift in the mix to get that if there's not been much pricing compression. Could you elaborate on that a little bit more?

C Fote: Yes. PayPoint, I think, was 8% of that difference from a transaction standpoint; 23-15. PayPoint doesn't have a lot of profits come out of that obviously; right?

D Upitis: Yes.

C Fote: The revenue compression--the online debit business does have less revenue per transaction.

D Upitis: Okay. So it is just purely that mix shift.

C Fote: You got it. Mainly mix shift. We didn't see price compression in the merchant which we're usually talking about 3-5% was still close to 3. It was not pricing the normal merchant business. We are still close to 3.

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D Upitis: Okay. Great. Last question is on the interest expense being down about
     $4 million, year-over-year. Do you think that that $25 million level is a pretty good run rate to expect the rest of this year?

K Patmore: You know, It really just depends on what happens, from a Fed perspective on interest rates in the future. You've seen we've been fairly stable at the $3.1 billion. Of course, we'll still look at acquisitions as they come up, in terms of looking at our capital structure. But you've seen we've held that $3.1 billion for the last several quarters.

D Upitis: Okay. Thanks.

Operator: Our next question comes from Greg Smith from Merrill Lynch. You may ask your question.

Gregory Smith: Hi. Good morning. Charlie, can you talk about your experience with the number of checks in the system this quarter? Are you the material decline there?

C Fote: Check volume has been falling off. We've got the check card and the debit cards side, right? The check business has been strong for us, even though it's been falling off at the point-of-sale. The truncation rates are good for us, so we make more money on a truncated check than we do on a non-untruncated check. Check volume is being replaced with debit card business.

G Smith: Okay.

C Fote: We're in a good position.

G Smith: Can you talk about the pipeline on the card issuing side? Still the majority of that pipeline, I believe, is scheduled for conversion in 2004. Why is it extended so far, versus 2003?

C Fote: We have a new conversion schedule that has been put in place in the last 30 days. About 40 million accounts will come on this year of that backlog. The backlog has increased because some of our customers have been successful. Their customers have been more successful in signing retail accounts. When you think about the conversion process here, there are many conversions. It's not like there are 90 million accounts with one customer. There are many retailers. You have to go out and train each retailer's customer service department. And so on. Just as tight as we can ram them in right now. Believe me, I'd like to have them all in this year. But it looks like the schedule is going to take it out to 2004.

G Smith: Lastly, just on the Concord deal. Hopefully, you can answer this. Talk a little bit more about the rationale for not including the bank in the deal. I understand you don't want to become a bank holding company. But what are you losing by not having the bank as part of the deal?

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C Fote: With the business they're in things have changed over time, the biggest change is what's happened to us over time. We have institutions where we acquire and sell transactions in our existing network. A lot of it was being redundant. A lot of capital was going to be tied up because we would become a bank holding company. We decided to not be a bank holding company. By the way, when we've had opportunities in the past to be a bank holding company, then we don't want to be a bank holding company. We had a Western Union bank. We had a special-purpose bank in Georgia, so we have a lot of ways to sell those transactions. We have 14 alliance partners that we can sell transactions to also. From a bank's standpoint, all the rules and regs that go around the banks and the capital requirements, we're pretty well set.

G Smith: Okay. Great. Thank you.

C Fote: You're welcome.

Operator: Our next question comes from Craig Peckham from Jefferies & Company.
     Please ask your question.

Craig A Peckham, CFA: Good morning. Thanks for taking my question. Charlie, you mentioned that the depreciation of the card re-design would be relatively short-term, to paraphrase. Could you give those a sense for when you're going to be able to lose the drag from that depreciation and card issuer margin?

C Fote: Line it up again. As you see accounts come on over the next couple years, you'll see the margin move up as the accounts come on.

C Peckham: How should we think about that in the context of the changing mix in retail versus bank card?

C Fote: Retail revenue can absorb that. The revenue for retail accounts--for the conversion we have in backlog--can absorb that amortization and depreciation, for sure. Most of the one-time spend is done

C Peckham: Thanks.

C Fote: You're welcome.

Operator: Our next question comes from Jeff Baker from Piper Jaffray: You may ask your question.

Jeffery B Baker: Hey, Charlie and Kim. A couple of housekeeping. How many merchant locations do you guys now have?

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D. Banks: We only update that number, Jeff, once a year.

J Baker: Okay. Can you give us an idea of when you expect to file a proxy for the Concord merger?

C Fote: I'm looking around the room; 30-45 days.

J Baker: Okay. Is there any pushback that you guys are getting--or impact--because you're a US company operating internationally, because of maybe a negative stance toward US companies internationally?

C Fote: We do business in 195 countries and territories. We're pretty much a global company.

K Patmore: We use local entrepreneurs that live in those countries and speak the language.

J Baker: The recent spending trends related to war, Charlie? Can you talk about that?

C Fote: Spending trends related to?

J Baker: To the war in Iraq. Have you seen any slowdowns?

C Fote: I said earlier that we've seen travel, for example. But there's no art to this. Travel's down a little, so we've seen some merchant fall off in travel with airline tickets. But domestically, it's strong. We haven't seen a plus or minus to our financials over the war.

J Baker: You guys gave the revenue from your foreign currency transactions in the K. Do you have an update there for us for this quarter?

K Patmore: No, I don't have that detail. We'll probably have it in the 10Q, though as well.

J Baker: Last question. Charlie, back on Craig's question about the depreciation and amortization. Or Kim. Do you have that number for us? What would that be, approximately be per quarter?

C Fote: Have we disclosed that?

K Patmore: We haven't. But we've talked about the fact that we'll do $400-500 million of Capex. So you can kind of schedule that out for yourself. Just so you know, in terms of the foreign currency number, you should assume it's kind of similar to what you've seen in the past, on what you saw in the 10K. Because around the world, it's a pretty small amount; 1-2% in foreign currency on some transactions.

J Baker: Then last question. Western Union agent revenue split in the US and internationally?

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C Fote: I don't think we give it to you that way. The international business is becoming the biggest Western Union Company the way we record revenues.

J Baker: I think in the past, you guys have given us agents. Do you have that split?

C Fote: If you say close to 110,000 international agents and 50,000 US agents, you're pretty close.

J Baker: Okay. Great. Good quarter. Thank you.

C Fote: Thanks.

Operator: Our next question comes from Dirk Godsey from J P Morgan. You may ask your question.

Dirk Godsey: Charlie, on your "very, very comfortable," comment--is that an overall comment, or can we apply that comment as well to the revenue and profit targets that you talked about by business unit earlier in the year?

C Fote: I'd keep it at the total level $1.87-$1.93. If we thought we were going to fall out of the growth range of 14-17, we think that would be a change and you haven't heard us make any changes.

D Godsey: So should we try to think through our models here by business unit?
     I know you don't like to update that quarterly, but are there any important changes that we need to think about, given the first quarter results here, as we try to look at these business units going forward? Or are they pretty much as you advertised?

C Fote: Don't push me in a corner. You'll get the actuals, instead of projections, you'll get the actuals 90 days later. So we do give pretty good detail segment reporting here. Okay?

D Godsey: Yes. I just have a question here for Kim. On the FIN 45, should we look for a similar impact in future quarters? Or was that a one-time in first quarter?

K Patmore: It's primarily a catch-up in first quarter, just because of the way the accounting rules work. However, to the extent that we have growth in those businesses, you will have small pieces that continue to come forward in the quarters, just based on new growth.

D Godsey: How did that impact the overall growth in the check guarantee check authorization business in the quarter?

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C Fote: It got the segment for about a point on the top and almost four points in the middle. The revenue would've been 13% in the segment, and the profit would have been 11 something.

D Godsey: You commented earlier on the check volume [at center]. Can you make a comment here on the growth of the check guarantee check authorization business? Are we still looking at growth, there?

C Fote: If you called it flat-ish, that would be good. Over time.

D Godsey: Just one last question here on the card-issuer services, given the pending merger with Concord. I wonder if you could update us a bit on your view of where this unit fits, strategically, going forward. Is this a more important unit to you at this point, given the merger with Concord? The same? Unchanged?

C Fote: We're going through some of the management responsibilities, there. We should have to give segment reporting, based on that. So between the accountants, the lawyers and myself, we'll figure out how we're going to report it. But I think we have enough segments in place today to handle the revenue and expense for the Concord business. I don't think you'll see a fifth segment show up here.

D Godsey: When you had your meeting on card-issuer service, there was a lot of discussion about your appetite for growing other outsourcing services around that capability. Can you update us a little bit here on what your thoughts are? Have they changed at all since the announcement of the merger with Concord?

C Fote: No. Not at all. They haven't changed at all. Like I said earlier, we have some deals that have passed the 50-yard line.

D Godsey: Great. Thanks a lot.

C Fote: You're welcome.

Operator: Our next question comes from Adam Frisch with UBS Warburg. You may ask your question.

Adam Frisch: Thanks, guys. Good morning, Charlie and Kim. On the margin side for merchant, we just want to make sure I'm looking at this correctly, Charlie. If we add back the 3.6%, to the middle we come to just under 26%, which is obviously high on a year-over-year basis, but lower versus the prior three quarters in 2002. Is this the mix change--the lower by about 150 basis points or so? That with the mix shift you were talking about in PayPoint and more online debit?

C Fote: Some of it's from that. Some of it's from some consolidations that were done. You'll see that phenomenon for a little while until we lap those, where the revenue went up but the profits stay

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     the same. You'll see that phenomenon for a little while. Other than that,
     I'd say it's mix and what I just said. There's nothing else you should read into it.

A Frisch: I just wanted to make sure I was looking at that right. On the payment side, what's caused the 33% growth in Mexico, following the 30% growth last quarter? It seems card orders have really picked up in the last two quarters. Is it the pricing model? Is it increased volume? What should we be looking at, there?

C Fote: Where did you come up with 33%? I said North of 30.

A Frisch: I was in Mexico. No alright--north of 30.

C Fote: It was north of 30. Yes. We were up 15%. When we lap the pricing decreases that we put in over time, here, I think most of those go away at the beginning of the third quarter. Then you'll see the transaction growth rates and the revenue growth rates tighten up. The differences will get closer together. Right now, you see the impact of more transactions with the timing of putting in different FX rates. At one point, we'll lap those.

A Frisch: By the way--the 33% was in the press release.

C Fote: I got that.

A Frisch: I tried to come up with something good, but I couldn't.

C Fote: It was right next to 23%.

A Frisch: You caught me off guard on that one, Charlie. On card services, Kim if you could just go over what the growth would have been without the increase and the reimbursable postage? Can you release that?

K Patmore: Reimbursable postage you'll see it in the attached schedules. It was about 10% of that 16% growth rate.

A Frisch: Great. On the merchant side, getting back there for a second. Can you break out the NYCE contribution or tell us what its transaction or revenue growth was?

K Patmore: No, we haven't done that. Obviously, in deference to the competitive environment out there and our bank customers that are partners with us in that business, so we have not broken that out separately.

A Frisch: Okay. Then maybe you could just give us a quick preview. Anything on the cash flow or balance sheet that we should be aware of? Anything you think that will surprise the Street at all? Or is everything pretty much in line?

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K Patmore: I think what you should assume is like we said in the press release that we have strong cash flows. Depending upon however you define it. Whether you define it under the old way that we did it on free cash flow or the net cash provided by operating activities. That measure is the measure or the net cash provided by operating activities will be the measure you see in the 10Q. We're just trying to really avoid having a non-GAAP financial measure out there with the new rules that have come out through the SEC.

A Frisch: Okay. Can you give us a range of what you think that cash number might be?

K Patmore: Actually, the cash flows you have all the elements on the way we used to calculate that. You have all those elements based on what we talked about this morning and what was, in the press release.

C Fote: Whatever the comparative measure is because I know everyone is concerned about the quality of earnings. Whatever the cash flow metrics you have been using or you have used in the past. If you use those going forward, the quality of earnings is just as strong as they've been in the past.

A Frisch: Right. Great. Okay. Thanks, guys.

[D Banks]: Operator, let's plan to take two more questions.

Operator: Thank you. Our next question comes from [Robert Dodd] from Morgan
     Keegan. You may ask your question.

[Robert Dodd]: Good morning, guys. Can you give us an update on where PayPoint stands in regard to rolling out of BP locations?

K Patmore: You mean just a conversion of taking that from BP in-house?

[R Dodd]: Yes.

K Patmore: We're rolling with conversion schedules with them currently and we're moving right along with the conversion. We've been very pleased with that Pay Point acquisition, and the conversion and the new opportunities that we've had in the marketplace.

[R Dodd]: Do you have any anticipation when you'll finish those conversions?

K Patmore: They were scheduled out over 2003.

[R Dodd]: Thank you.

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Operator: Our last question comes from Don McArthur of Stifel Nicolaus. You may ask your question.

Don McArthur: Good morning. Can you go over in your payment service sector--that Consumer-to-Business transactions kind of revenue and profitability, with the different products that you have. With the QuickCollect and electronic check and those types of things?

C Fote: You're asking us to get deep, here. I'll give them to you 1, 2 and 3.
     I'll give you revenue directionally for transactions and profits for sure we won't break out. Revenue, QuickCollect is highest at $10-12 a transaction. Check is $2-3 a transaction. Utility bill payment depending on who's paying for it. Sometimes the utility company pays for it. Sometimes the consumer pays for it. It will be call it $0.50 to $1.50. If you're trying to line up the transactions, that's how I'd do it from a directional standpoint.

D McArthur: So as people have less delinquencies, they make less use of QuickCollect because they have more time to make their payment. So it's all kind of a revenue shift there?

C Fote: Right. Also, we help cannibalize ourselves, because we think it's important if someone's going to cannibalize the business and go to a more economical product as a consumer, we want to be the one playing in that space. If you think about it, when you have a national car payment credit company, if someone's coming to get your car in two hours, you can use a QuickCollect in order to transfer the payment across five states. If you have a payment you're making to the utility company that's local, you can go into the merchant, put money on the counter and we'll get it to the local utility company immediately, the notice of the payment. That's the $0.50 to $1.50 payment versus the $10-12 payment, if your car's going to be picked up. The guy in the middle is the substitute for the QuickCollect where you don't have to do it in two hours, you have two days.

D McArthur: Great. Thank you.

[D Banks]: Operator, let's take one last question.

Operator: Thank you. One moment. Our next question comes from Brad Moore from Putnam, Lovell. You may ask your question.

Bradley Moore: Thanks for taking my call. A couple of things on Western
     Union. Your backlog is more or less say up to the 20-25,000 range. I'm curious to know just how much control do you have over the backlog in the pace of replenishment? How should we expect to see that backlog grow throughout 2003?

C Fote: I would love the backlog to stay where it is or go down, and have more current-year sales converted and installed. Don't get misled by the backlog, either. Look at the total number of agents that are live. Backlog is important to how many you're going to put on, but if we can sign agents and get them sold faster than we've ever done in the past, then we hope that backlog would go south.

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B Moore: Okay. Last thing. I don't know if you mentioned this or not. Can you talk a little bit about any pricing compression in Western Union?

C Fote: Haven't seen a lot. We do it corridor by corridor. Street corner to street corner. I'll just tell you that it's about where it's been.

B Moore: Then can you tell me again where it has been?

C Fote: It's been holding.

B Moore: Okay. Great. Thanks.

C Fote: Okay. Thanks, everybody. David?

[D Banks]: Nope, didn't have anything more.

C Fote: Okay. Make it a great day.

[END OF CONFERENCE]


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